UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Performance Shipping Inc.
(Name of Issuer)

Common Shares, par value US$0.01 per share
(Title of Class of Securities)

Y67305154
(CUSIP Number)

Attn: Ms. Aliki Paliou 373 Syngrou Avenue, 175 64 Palaio Faliro Athens, Greece +30-216-600-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	Y67305154

1	NAMES OF REPORTING PERSONS
Mango Shipping Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,225,428

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,225,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,225,428

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	Y67305154

1	NAMES OF REPORTING PERSONS
Aliki Paliou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,225,428

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,225,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,225,428

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	Y67305154

Explanatory Note:  This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D (as amended from time to time, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “Commission”) by Mango Shipping Corp., a corporation formed under the laws of the Republic of the Marshall Islands (“Mango Shipping”) and Aliki Paliou (“Ms. Paliou,” and together with Mango Shipping, the “Reporting Persons”) on April 21, 2023. This Amendment No. 3 is being filed to reflect the decrease in the percentage of the class beneficially owned by the Reporting Persons relating to a decrease in the number of shares of common stock, par value $0.01 per share (the “Common Shares”) issuable upon conversion of Series C Preferred Shares beneficially owned by the Reporting Persons following the payment of a dividend on such Series C Preferred Shares on March 15, 2024, in conjunction with an increase, since the last amendment to this Schedule 13D filed on September 29, 2023, in the number of outstanding Common Shares of Performance Shipping Inc., a corporation incorporated in the Marshall Islands (the “Issuer”) having its principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D, as amended to date.

Item 1.	Security and Issuer.

This Amendment No. 3 is being filed with respect to the Common Shares of the Issuer.

Item 2.	Identity and Background.

(d. and e.) To the best of the Reporting Persons’ knowledge, none of the persons listed in Item 2 have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of the Reporting Persons’ knowledge and except as described in this Amendment No. 3, there are no material changes to this Item 2 from the Schedule 13D filed by the Reporting Persons with the Commission on September 29, 2023.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to this Item 3 from the Schedule 13D filed by the Reporting Persons with the Commission on September 29, 2023.

Item 4.	Purpose of Transaction.

There are no material changes to this Item 4 from the Schedule 13D filed by the Reporting Persons with the Commission on September 29, 2023.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a, b)	As of March 19, 2024, based on information received from the Issuer, the Issuer had 12,279,676 Common Shares outstanding. Based on the foregoing, as of the date of this filing:

The Reporting Persons may be deemed to beneficially own the Common Shares issuable upon conversion of 1,314,792 Series C Preferred Shares held directly by Mango Shipping.  The Series C Preferred Shares are convertible at a rate equal to the Series C Liquidation Preference of $25.00 per Series C Preferred Share, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by a conversion price of $1.3576 per Common Share.  As of March 19, 2024, the Reporting Persons may be deemed the beneficial owners of 24,225,148 Common Shares issuable upon conversion of the Series C Preferred Shares held by Mango Shipping and an additional 280 restricted common shares held by Mango Shipping, representing approximately 66.4% of the Issuer’s outstanding Common Shares, with the shared power to vote and dispose of these Common Shares.

(c)	No transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The description of the Stock Purchase Agreement dated October 17, 2022 between the Issuer and Mango Shipping set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Description of the Series C Convertible Cumulative Redeemable Perpetual Preferred Stock

On October 17, 2022 (the “Original Issuance Date”), the Issuer filed a Certificate of Designation (the “Series C Certificate of Designation”) with the Registrar of Corporations of the Republic of the Marshall Islands pursuant to which the Issuer established the Series C Preferred Shares. The authorized number of Series C Preferred Shares is 1,587,314, of which 1,428,372 Series C Preferred Shares are issued and outstanding as of the date hereof.

The following description of the terms of the Series C Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Series C Certificate of Designation filed as an exhibit hereto and incorporated herein by reference.

Voting.  Each holder of Series C Preferred Shares is entitled to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. Except as set forth in the Series C Certificate of Designation with respect to certain matters requiring the majority vote of the Series C Preferred Shares or as required by law, the holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of the Issuer’s shareholders.

Redemption.  The Series C Preferred Shares are redeemable. The Issuer has the right at any time, on or after the date that is the date immediately following the 15-month anniversary of the Original Issuance Date, to redeem, at its option, in whole or in part, the Series C Preferred Shares, provided that on the date of any Series C redemption notice, except with respect to any redemption for cash, less than 25% of the authorized number of Series C Preferred Shares are outstanding. The redemption price per Series C Preferred Shares shall be equal to $25.00 plus any accumulated and unpaid dividends thereon to and including the date of redemption, payable in cash or, at the Issuer’s election, Common Shares valued at the volume-weighted average price of the Common Shares for the 10 trading days prior to the date of redemption. The Issuer may undertake multiple partial redemptions. The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Issuer, either voluntary or involuntary, the Series C Preferred Shares will rank (i) senior to (a) common shares and (b) all Junior Securities (as such terms is defined in the Series C Certificate of Designation), (ii) pari passu with the Parity Securities (as such term is defined in the Series C Certificate of Designation), including the Series B Preferred Shares, and (iii) junior to Senior Securities (as such term is defined in the Series C Certificate of Designation). The Series C Preferred Shares shall be entitled to receive a payment equal to $25, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared) per Series C Preferred Share, in cash, concurrently with any distribution made to the holders of parity securities and before ay distribution shall be made to the holders of common shares or any other junior securities. The Series C Preferred Shares holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Issuer.

Conversion. The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by a conversion price of $1.3576 per common share, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Issuer may elect that all or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common shares by the Issuer for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50. Any common shares issued upon conversion of the Series C Preferred Shares will be exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

Dividends. Dividends on each Series C Preferred Share shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance.  When and if declared, the dividend payment dates for the Series C Preferred Shares shall be each June 15, September 15, December 15 and March 15. At the Issuer’s option, such dividends may be paid in Common Shares of the Issuer valued at the volume-weighted average price of the common shares for the 10 trading days prior to the Dividend Payment Date.

Listing. Currently, no market exists for the Series C Preferred Shares, and the Issuer does not intend to apply to list the Series C Preferred Shares on any stock exchange or in any trading market.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Stock Purchase Agreement, by and between Issuer and Mango Shipping, dated October 17, 2022 (incorporated herein by reference to Exhibit 99.3 to the Issuer’s report on Form 6-K, filed with the Commission on October 21, 2022.).

Exhibit C – Certificate of Designation of Series C Preferred Shares dated October 17, 2022 (incorporated herein by reference to Exhibit 99.2 to the Issuer’s report on Form 6-K, filed with the Commission on October 21, 2022.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2024

MANGO SHIPPING CORP.*

By:	/s/ Aliki Paliou
Name: Aliki Paliou
Title: Authorized Representative

ALIKI PALIOU*

By:	/s/ Aliki Paliou

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).